

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2015

<u>Via E-mail</u>
Mary Ellen Schloth
Chief Executive Officer
HotApp International, Inc.
80 Mount Laurel Rd
Fairfield, CT 06824

> **Re:** **HotApp International, Inc. (formerly Fragmented Industry Exchange Inc.)**
> **Form 8-K and Form 8-K/A, respectively**
> **Filed October 21, 2014 and December 31, 2014, respectively**
> **File No. 333-194748**

Dear Ms. Schloth:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant